EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-208736 and 333-218554) on Form S-8 and the registration statement (Nos. 333-213035) on Form S-3 of Overseas Shipholding Group, Inc. of our report dated March 28, 2018, with respect to the balance sheets of Alaska Tanker Company, LLC as of December 31, 2017 and 2016, and the related statements of comprehensive income, members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes, which report appears in the December 31, 2017 annual report on Form 10-K/A of Overseas Shipholding Group, Inc. expected to be dated March 30, 2018.

/s/KPMG LLP
Portland, Oregon
March 28, 2018